THIRD AMENDMENT TO
EXCHANGEABLE SENIOR SUBORDINATED NOTE

This THIRD AMENDMENT TO EXCHANGEABLE SENIOR SUBORDINATED NOTE (this “Amendment”) is made and entered into as of August 15, 2008, by and among PSi Technologies, Inc., a corporation organized and existing under the laws of the Philippines (the “Company”), and Merrill Lynch Global Emerging Markets Partners, LLC, a limited liability company organized and existing under the laws of the State of Delaware (the “Holder”).

W I T N E S S E T H:

A.           Reference is made to that certain USD$4,000,000 10.00% Exchangeable Senior Subordinated Note dated as of July 3, 2003, executed by the Company in favor of the Holder, as amended by the First Amendment to Exchangeable Senior Subordinated Note dated as of May 30, 2008 and the Second Amendment to Exchangeable Senior Subordinated Note dated as of July 31, 2008 (as the same may be further amended, restated, modified, or supplemented from time to time, the “Note”);

B.           The Company and the Holder desire to amend the Note to (i) increase the principal amount of the Note, (ii) extend the Maturity Date to June 1, 2009 and (iii) make the other amendments set forth herein; and

C.           The parties to the Note desire to amend the Note by this Amendment to reflect such agreements, modifications and amendments.

NOW, THEREFORE, in consideration of the mutual promises herein contained, and for other valuable consideration, the receipt and sufficiency of which are acknowledged, the parties hereto agree as follows:

1.	Defined Terms. Unless otherwise specifically defined herein, each term used herein that is defined in the Note shall have the meaning assigned to such term in the Note.

2.	Amendment. Subject to Section 3 hereof, the following amendments shall be made to the Note:

a.	Principal Amount. For all purposes of the Note, the aggregate principal amount of the Note shall be amended to be “US$5,656,714.00.”

b.	Maturity Date. The phrase “August 15, 2008” as the definition of “Maturity Date” in the initial paragraph of the Note is amended and restated to read “June 1, 2009.”

c.	Exchange Agreement. The defined term “Exchange Agreement” shall be amended to mean “the Amended and Restated Exchange Agreement, dated as of

August 15, 2008, by and among the Company, Holdings and the Holder, as amended, restated, supplemented or otherwise modified pursuant to the terms thereof from time to time.”

d.	Nasdaq. The defined term “Nasdaq” shall be amended to mean “the Nasdaq Capital Market.”

e.
Senior Credit Facility.  The defined term “Senior Credit Facility” shall be amended to mean “(a) the $10 million Revolving Facility Agreement among the Company and PSi Technologies Laguna, Inc., as Borrowers, and Raiffeisen Zentralbank Oesterreich AG (“RZB-Austria”), Singapore Branch, as Bank, dated September 24, 2003, including any extensions, renewals or refinancings thereof on the same terms that currently exist; (b) the revolving facility for a promissory note of $3 million including the availability of a letter of credit up to $1.5 million between the Company and Philippine Veterans Bank (“PVB”), dated July 13, 2006, including any extensions, renewals or refinancings thereof on the same terms and for the same amount that currently exist and the expected guarantee by the Philippine Export  Import Credit Agency (“PhilEXIM”) of the facility; and (c) the proposed additional credit facility between the Company, PSi Technologies Laguna, Inc., PVB and Bank of Commerce guaranteed by PhilEXIM in the principal amount of not more than $15 million.”

f.
Section 2.05(a).  Section 2.05(a) shall be amended to read as follows:  “In the event that, at any time after August 15, 2008, for a 30-consecutive trading day period the ADSs trading on Nasdaq, or any other trading facility on which the ADSs are listed, (i) shall have traded at an average closing price of at least $0.70 per ADS and (ii) the daily average trading volume of the ADSs shall have been equal to at least 33.33% of the number of shares of Common Stock issuable pursuant to the Exchange Agreement, the Company may at its option send written notice (the “Redemption Notice”) to the Holders indicating that the Company desires to redeem all but not less than all of the outstanding Notes, specifying the date of such redemption, which shall be not earlier than 30 days after the date of the Redemption Notice (the “Redemption Date”), the redemption price, which shall be equal to the aggregate principal amount outstanding on the Note plus all accrued and unpaid interest thereon (the “Redemption Price”), and the fulfillment of clauses (i) and (ii) above.”

g.
Section 4.01(c)(i).  Section 4.01(c)(i) shall be amended to read as follows: “The Company or any of its Subsidiaries shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors; provided, however, that all long-term non-interest bearing payables owed by the Company and its Subsidiaries to equipment suppliers shall not be deemed due pursuant to this subsection (c)(i) until the receipt by the Company or any of its Subsidiaries of a letter from an equipment supplier notifying the Company or its Subsidiary of its intention to commence legal proceedings with respect to such nonpayment of

Indebtedness or payables, as applicable, except that if such nonpayment to an equipment supplier is only the result of a dispute between the Company and such equipment supplier regarding the quality of equipment for which such supplier has not received payment, such nonpayment shall not constitute a default hereunder until a court of competent jurisdiction shall have determined such payment is legally owed by the Company to such equipment supplier; provided, further that the disputed electrical bills related to the underbilling by Meralco Electric Company shall not constitute a default hereunder until a court of competent jurisdiction shall have determined such electrical bills are legally owed by the Company to Meralco Electrical Company, and either such determination is not appealable by the Company or the Company does not appeal such determination;”

h.
Section 5.01.  Section 5.01 shall be amended to read as follows: “The Company agrees, and each Holder, by his acceptance of this Note, also agrees, that this Note is and shall be subordinate, to the extent and in the manner hereinafter set forth, to the prior payment in full of all obligations of the Company now or hereafter existing under the Senior Credit Facility and any other Indebtedness of the Company that is permitted to be incurred pursuant to Section 3.02(e) and the terms of which expressly provide it is senior in right of payment to the Notes, whether for principal, interest (including, without limitation, interest, as provided in such Indebtedness, accruing after the filing of a petition initiating any proceeding referred to in Section 5.02, whether or not such interest accrues after the filing of such petition for purposes of the Bankruptcy Code or is an allowed claim in such proceeding), fees, expenses or otherwise (all such obligations being the “Senior Indebtedness”).

3.	Effectiveness. It shall be a condition precedent to the effectiveness of this Amendment that each of the following conditions are satisfied:

a.	Amendment. The Holder’s receipt of this Amendment, duly executed by the Company.

b.	No Event of Default. No Event of Default shall have occurred and be continuing or shall result from this Amendment.

4.	Representations and Warranties. The Company hereby represents and warrants to the Holder as follows:

a.
Due Authorization and Enforceability.  It has the authority to execute this Amendment, and this Amendment has been duly authorized, executed and delivered by it, and this Amendment constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

b.	No Event of Default. On and as of the date hereof, no Event of Default exists.

5.	Miscellaneous.

a.	No Other Amendments. Except as provided in Section 2 above, nothing contained in this Amendment shall amend or otherwise modify the terms of the Note, which shall remain in full force and effect.

b.
Limitation on Agreements.  The amendments set forth herein are limited precisely as written and shall not be deemed: (i) to be a consent under or waiver of any other term or condition in any other agreement between the Company and the Holder; or (ii) to prejudice any right or rights which the Company or the Holder now has or may have in the future under, or in connection with the Note, as amended hereby, or any of the other agreements referred to herein or therein.  From and after the date hereof, all references in any other agreement between the Company and the Holder to the Note shall be deemed to be references to the Note after giving effect to this Amendment, and each reference to “hereof,” “hereunder,” “herein” or “hereby” and each other similar reference and each reference to “this Note” and each other similar reference contained in the Note shall from and after the date hereof refer to the Note as amended hereby.

c.
Ratification.  The Company hereby ratifies, confirms and agrees that, following the effectiveness of this Amendment, the Note or any of the other documents or actions referred to herein or therein shall continue to be binding against each party and remain in full force and effect.

d.	Headings. The Section headings in this Amendment are inserted for convenience of reference only and shall not affect the meaning or interpretation of this Amendment or any provision hereof.

e.
Counterparts.  This Amendment may be executed in two or more counterparts, each of which shall constitute an original but all of which when taken together shall constitute but one document.  Delivery of an executed counterpart of a signature page to this Amendment by telecopier shall be effective as delivery of a manually executed counterpart of this Amendment.

f.
GOVERNING LAW; JURISDICTION.  THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.  IN ANY ACTION OR PROCEEDING ARISING OUT OF, RELATED TO, OR IN CONNECTION WITH THIS AMENDMENT, THE PARTIES HERETO CONSENT TO BE SUBJECT TO THE JURISDICTION AND VENUE OF (A) THE SUPREME COURT OF THE STATE OF NEW YORK IN AND FOR THE COUNTY OF NEW YORK, AND (B) THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK.  THE PARTIES HERETO CONSENT TO SERVICE OF PROCESS IN ANY ACTION COMMENCED HEREUNDER BY ANY METHOD OR SERVICE ACCEPTABLE UNDER FEDERAL LAW OR THE LAWS OF THE STATE OF NEW YORK.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

COMPANY: PSI TECHNOLOGIES, INC.

By:	/s/
	Name:	Arthur J. Young, Jr.
	Title:	Chairman of the Board and Chief
Executive Officer

HOLDER: MERRILL LYNCH GLOBAL EMERGING MARKETS PARTNERS, LLC

By:	Merrill Lynch Global Emerging Markets Partners, L.P., as its Managing Member

By:	Merrill Lynch Global Capital, L.L.C., as its General Partner

By:	Merrill Lynch Global Private Equity, Inc., as its Managing Partner

By:	/s/
Name:
Title:

Third Amendment Signature Page